EXHIBIT 97

POLICY RELATING TO RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Incentive Compensation Recovery Policy

Adopted September 14, 2023

Introduction

The Board of Directors (“Board”) of Northwest Pipe Company (“Company”) has determined that it is in the best interests of the Company and its shareholders to maintain and promote a culture emphasizing integrity and accountability by, among other things, reinforcing the pay-for-performance compensation philosophy applicable to the officers and employees of the Company. The Board has therefore adopted the accompanying policy (“Policy”) to permit the Company to recoup certain executive compensation in the event of an accounting restatement that results from material noncompliance with financial reporting requirements under the Securities Exchange Act of 1934 (“Exchange Act”) and other federal securities laws. This Policy is intended to comply with the requirements of Exchange Act Section 10D and Rule 10D‑1 thereunder, and with Nasdaq Rule 5608 adopted in conformity therewith.

Administration

This Policy shall be administered by the Board unless delegated to its Compensation Committee (“Administrator”). Any determinations made by the Administrator shall be final and binding on all affected individuals.

Executive Officers

This Policy applies to the Company’s current and former Executive Officers. For purposes of this Policy, an “Executive Officer” includes the Company’s Chief Executive Officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company or its subsidiaries. The interpretation of whether an individual is or was serving as an Executive Officer shall be made in a manner consistent with Nasdaq Rule 5608(d) and Exchange Act Rule 16a‑1(f).

Recoupment; Accounting Restatement

In the event the Company is required to restate its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws (an “Accounting Restatement”), the Administrator will reasonably promptly require reimbursement or forfeiture of any excess Incentive Compensation received by any Executive Officer during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, provided that such reimbursement obligation or forfeiture event shall only arise with respect to an Executive Officer after such person became an Executive Officer and so long as such person served as an Executive Officer at any time during the three year recovery period. For purposes of this Policy, an Accounting Restatement shall include any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For purposes of determining the relevant recovery period, the date that a Company is required to restate its financial statements is the date the Company’s Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement. The recovery of erroneously awarded compensation is required on a “no fault” basis, without regard to whether any misconduct occurred or an executive officer’s responsibility for the erroneous financial statements. Any amount to be recovered will be calculated without regard to any taxes previously paid. The Administrator’s determination whether an event of material noncompliance has occurred shall be based upon the facts and circumstances and upon then-existing judicial and administrative interpretations.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure. For such purposes, a “financial reporting measure” means any measure that is determined and presented in accordance with the accounting principles used in an issuer’s financial statements, and any measure that is derived wholly or in part from such measures, as well as an issuer’s stock price and total shareholder return. Without limiting the generality of the foregoing, Incentive Compensation includes:

•	Annual bonuses and other short- and long-term cash incentives.
•	Stock options.
•	Stock appreciation rights.
•	Restricted stock.
•	Restricted stock units.
•	Performance shares.
•	Performance units.

Financial reporting measures include any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measure that is derived wholly or in part from such measures, stock price and/or total shareholder return.

Equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to financial reporting measures, do not constitute Incentive Compensation.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts, as determined by the Administrator in its sole discretion. Incentive Compensation is deemed to have been received in the fiscal period during which the financial reporting measure specified in the relevant compensatory award is attained, even if the grant or payment of the Incentive Compensation occurs after the end of that period.

If the Administrator cannot determine the amount of excess Incentive Compensation received by the Executive Officer directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement, and such determination shall be conclusive and binding.

Method of Recoupment; Limitations on Enforcement

The Administrator will determine, in its sole discretion, the methods for recouping Incentive Compensation hereunder which may include any one or more of the following methods, without limitation and in such combinations as the Administrator deems appropriate:

•	Requiring reimbursement of cash Incentive Compensation previously paid.
•	Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards.
•	Offsetting the recouped amount from any compensation otherwise owed to the Executive Officer.
•	Cancelling or rescinding some or all outstanding vested or unvested equity awards.
•	Any other remedial and recovery action permitted by law, as determined by the Administrator.

Notwithstanding the foregoing, the Administrator may determine not to require recoupment of compensation when any of the following circumstances exist:

•	The direct expense to be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered.
•

Recovery would violate any federal or state law that was in effect on the date this Policy was adopted, or that would otherwise subject the Company to material risk of a violation of law as stated in a written opinion of counsel to the Company.

•	Recovery would cause a broad-based retirement plan to fail to meet the tax-qualification requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

The Administrator may apply these provisions differently to each applicable Executive Officer in its discretion. Before concluding that pursuit is impracticable, the Company must first make reasonable attempts to recover the Incentive Compensation and must provide documentation to Nasdaq describing such attempts.

No Indemnification

The Company shall not indemnify any Executive Officers against the loss of any incorrectly awarded Incentive Compensation or against any action or proceeding resulting in a dispute with respect thereto.

Interpretation

The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Exchange Act Section 10D and Rule 10D‑1, Nasdaq Rule 5608, and any other applicable law or regulation governing the forfeiture, disgorgement, or recoupment of executive compensation. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.

Effective Date; Applicability

This Policy shall be effective as of December 1, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is received by Executive Officers on or after October 2, 2023.

Periodic Review; Amendment; Termination

The Administrator may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect modifications in or amendments to any Nasdaq listing requirement or any regulation adopted by the Securities and Exchange Commission. The Administrator may terminate this Policy at any time; provided, however, that this Policy will not be terminated under circumstances that would cause the Company to fail to comply with applicable laws, regulations, or Nasdaq listing requirements.

Other Recoupment Rights

Without by implication limited the foregoing, following a restatement of the Company’s financial statements, the Company also shall be entitled to recover any compensation received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002. The Administrator may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy and to cooperate in the recoupment of any Incentive Compensation to be recovered hereunder. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Adjustments to Unvested Incentive-Based Compensation

If the Administrator, in its sole discretion, determines that the performance metrics of outstanding but unvested Incentive Compensation were established using financial reporting measures that were impacted by an Accounting Restatement, the Administrator, in its sole discretion, may adjust such Financial Reporting Measures or modify such Incentive Compensation, in such manner as the Administrator deems appropriate in its sole discretion.

Successors

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.